UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Most Home Corp.

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

61970P102

(CUSIP Number)

Jerry E. Keppler	Christopher K. Visser
Alexander Hutton Venture Partners, L.P.	K&L Gates LLP
1215 Fourth Avenue, Suite 900 Seattle, WA 98161 (852) 341-9810	925 4th Avenue, Suite 2900 Seattle, WA 98104 (206) 623-7580

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61970P102
1.	Names of Reporting Persons Alexander Hutton Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,924,445(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 10,924,445(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,924,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7%(2)
14.	Type of Reporting Person (See Instructions) PN

__________________________

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all common shares owned by Alexander Hutton Venture Partners, L.P. (“Alexander Hutton”) may be deemed to be beneficially owned by (i) AHVP Management, L.L.C. (“AVHP Management”), Alexander Hutton’s general partner and (ii) each of Jerry E. Keppler and Kent L. Johnson who are managing directors of Alexander Hutton and AVHP Management and have voting control over both entities.

(2) Based on 50,243,687 common shares outstanding as of October 26, 2009, according to information provided by the Issuer.

CUSIP No. 61970P102
1.	Names of Reporting Persons AHVP Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,924,445(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 10,924,445(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,924,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.7% (2)
14.	Type of Reporting Person (See Instructions) OO

__________________________

(1) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all common shares owned by Alexander Hutton Venture Partners, L.P. (“Alexander Hutton”) may be deemed to be beneficially owned by (i) AHVP Management, L.L.C. (“AVHP Management”), Alexander Hutton’s general partner and (ii) each of Jerry E. Keppler and Kent L. Johnson who are managing directors of Alexander Hutton and AVHP Management and have voting control over both entities.

(2) Based on 50,243,687 common shares outstanding as of October 26, 2009, according to information provided by the Issuer.

CUSIP No. 61970P102
1.	Names of Reporting Persons Jerry E. Keppler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800,000(1)
	8.	Shared Voting Power 10,924,445(2)
	9.	Sole Dispositive Power 800,000(1)
	10.	Shared Dispositive Power 10,924,445(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,724,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (3)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1) Includes 400,000 common shares issuable upon exercise of the warrants described in Item 3 of this statement.
(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all common shares owned by Alexander Hutton Venture Partners, L.P. (“Alexander Hutton”) may be deemed to be beneficially owned by (i) AHVP Management, L.L.C. (“AVHP Management”), Alexander Hutton’s general partner and (ii) each of Jerry E. Keppler and Kent L. Johnson who are managing directors of Alexander Hutton and AVHP Management and have voting control over both entities.

(3) Based on 50,243,687 common shares outstanding as of October 26, 2009, according to information provided by the Issuer.

CUSIP No. 61970P102
1.	Names of Reporting Persons Kent L. Johnson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800,000(1)
	8.	Shared Voting Power 10,924,445(2)
	9.	Sole Dispositive Power 800,000
	10.	Shared Dispositive Power 10,924,445(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,724,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3% (3)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1) Includes 400,000 common shares issuable upon exercise of the warrants described in Item 3 of this statement.
(2) For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all common shares owned by Alexander Hutton Venture Partners, L.P. (“Alexander Hutton”) may be deemed to be beneficially owned by (i) AHVP Management, L.L.C. (“AVHP Management”), Alexander Hutton’s general partner and (ii) each of Jerry E. Keppler and Kent L. Johnson who are managing directors of Alexander Hutton and AVHP Management and have voting control over both entities.

(3) Based on 50,243,687 common shares outstanding as of October 26, 2009, according to information provided by the Issuer.

CUSIP No. 61970P102

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common shares, $0.001 par value (the “Common Shares”), issued by Most Home Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1-11491 Kingston St., Maple Ridge, British Columbia, Canada V2X 0Y6.

Item 2.	Identity and Background

(a)-(c)  This Statement is being filed jointly by Alexander Hutton Venture Partners, L.P., a Delaware limited partnership (“Alexander Hutton”), AHVP Management, L.L.C., a Washington limited liability company (“AHVP Management”), Jerry E. Keppler, and Kent L. Johnson. Alexander Hutton, AHVP Management, and Messrs. Keppler and Johnson are referred to collectively as the “Reporting Persons”.  The principal business of Alexander Hutton is to operate a venture capital fund. The principal business of AHVP Management is to serve as the general partner of Alexander Hutton. Messrs. Keppler and Johnson are managing directors of Alexander Hutton and AHVP Management, which is their principal occupation. Messrs. Keppler and Johnson are also members of AHVP Management and collectively have voting control over both Alexander Hutton and AHVP Management.

The principal business address of the Reporting Persons is 1215 Fourth Avenue, Suite 900, Seattle, Washington 98161.

(d)-(e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Keppler and Johnson are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

Alexander Hutton acquired the Common Shares pursuant to an Asset Purchase Agreement dated January 11, 2008 (the “Asset Purchase Agreement”), under which the assets of Netupdate, Inc., a corporation in which Alexander Hutton was an investor, were sold to the Issuer in exchange for (i) 1,845,046 Common Shares, at a price of $0.3794 per share, and (ii) the right to receive a number of Common Shares with a value of up to $2,000,000 based on an earn out provision. In connection with the asset purchase transaction, as of the date of this statement, Alexander Hutton has received 10,924,445 Common Shares in exchange for its interest in Netupdate, Inc. These Common Shares were issued to Alexander Hutton on September 22, 2009.

In addition, under Subscription Agreements dated January 7, 2008 (the “Subscription Agreements”), Messrs. Keppler and Johnson each purchased 400,000 units (each, a “Unit”) at a price of $0.25 per Unit, paid in cash from personal funds. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Pursuant to the Subscription Agreements, Messrs. Keppler and Johnson were each issued (i) 400,000 Common Shares on February 1, 2008 and (ii) a Warrant Certificate dated March 10, 2008 entitling the holder to purchase 400,000 Common Shares at a price of $0.40 per Common Share until February 21, 2011.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes. Messrs. Keppler and Johnson may exercise the Warrants referenced in Item 3 of this statement at a future date depending on market prices and conditions.

At the date of this statement, the Reporting Persons, except as set forth in this statement, do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their positions in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of November 12, 2009, (i) Alexander Hutton and AHVP Management each beneficially owned 10,924,445 Common Shares representing approximately 21.7% of the Common Shares issued and outstanding, and (ii) Messrs. Keppler and Johnson each beneficially owned 11,724,445 Common Shares (including Warrants for the purchase of 400,000 Common Shares each) representing approximately 23.3% of the Common Shares issued and outstanding.

The number of Common Shares as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 7 and 9 of each of the cover pages to this statement relating to each such Reporting Person (which are incorporated into this Item 5 by reference). The percentages were computed based on 50,243,687

Common Shares outstanding as of October 26, 2009, according to information provided by the Issuer.

Transactions by the Reporting Persons in the Common Shares effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Under Section 2.7 of the Asset Purchase Agreement described in Item 3 above, the Issuer is obligated under certain circumstances to file a registration statement covering the potential sale of the Common Shares issued pursuant to the Asset Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1	Agreement to File Schedule 13D Jointly.
2

Asset Purchase Agreement dated as of January 11, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-29067) filed with the Securities and Exchange Commission by the Issuer on January 16, 2009).

3	Form of Subscription Agreement dated January 7, 2008.
4	Form of Warrant Certificate dated March 10, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2009

Alexander Hutton Venture Partners, L.P.
By:	AHVP Management, L.L.C.
Its	General Partner

/s/ Jerry E. Keppler
By: Jerry E. Keppler, Managing Director

AHVP Management, L.L.C.

/s/ Jerry E. Keppler
By:	Jerry E. Keppler, Managing Director

/s/ Kent L. Johnson
Kent L. Johnson

/s/ Jerry E. Keppler
Jerry E. Keppler